1050 Walnut Ridge Drive
Hartland, Wisconsin 53029

August 15, 2007

To Our Shareholders:

        The Middleton Doll Company (the “Company”) is today offering to purchase up to 300,000 shares (the “Shares”) of its outstanding Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (the “Preferred Stock”), from existing shareholders. We are conducting this offer to redeem as many Shares as possible (up to the limit specified in the enclosed Offer to Purchase), at what we believe is a reasonable price given our financial condition. The Shares will be purchased at a price of $14.00 per Share in cash.

        We are making this offer in advance of the July 1, 2008 date when we will be obligated to redeem all of our then outstanding Preferred Stock. To the extent we have legally available funds for the redemption, we are obligated to redeem the Preferred Stock at a price of $25 per Share plus accrued dividends, but we do not expect to generate sufficient funds from the continuing sale of assets of our financial services segment to redeem the Preferred Stock. We will only have sufficient funds to redeem the Preferred Stock and to continue to pay dividends on the Preferred Stock if our consumer products segment can generate sufficient earnings and/or we are able to raise funds from other sources. However, our consumer products segment has realized losses from operations for the fiscal years ended December 31, 2002, 2003, 2004, 2005 and 2006 of $(280,107), $(4,463,641), $(2,284,175), $(2,969,985) and $(3,411,361), respectively. The consumer products segment also incurred a net loss of $(1,391,609) for the six months ended June 30, 2007. We are considering various alternatives, including the sale or pledging of some or all of our assets, in order to address all of our financial obligations, including the redemption of the Preferred Stock. There can be no assurance that we will be able to redeem the Preferred Stock on October 1, 2007. If we are unable to redeem the Preferred Stock, our business, financial condition and results of operations could be materially adversely affected.

        On August 1, 2007, we sold our headquarters building to an unrelated party for $4.2 million, less the associated brokerage commission and other closing costs. As of August 10, 2007, we have $4.57 million in cash, most of which will be used to fund this offer, with the rest to be utilized in the payment of operational expenses of the Company and the payment of preferred stock dividends. At this time, we have one building for sale with a carrying value of approximately $1.39 million and remaining loans valued at $209,563 net of a $63,813 loan loss reserve. It is our intention to sell these assets, but we are uncertain of the amount of proceeds that such sales will generate, as this is dependent on a variety of factors that are beyond our ability to control. Any proceeds from such sales would in part be used to purchase or redeem Preferred Stock, but a portion of the additional proceeds would also likely be utilized in the payment of operational expenses of the Company and the payment of Preferred Stock dividends.

        On August 10, 2007, the closing price of our Adjustable Rate Cumulative Preferred Stock, Series A as reported on the NASDAQ Stock Market’s Over-the-Counter Bulletin Board (OTCBB) was $14.85 per Share. Any shareholder tendering Shares directly to the Depositary, whose Shares are purchased in the offer, will receive the net purchase price in cash, without interest, and will not incur the usual transaction costs associated with open market sales. Any shareholders owning an aggregate of less than 100 Shares whose Shares are properly tendered directly to the Depositary and purchased pursuant to the offer will avoid the applicable odd lot discounts generally payable on sales of odd lots.

        Neither the Company nor our Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must decide how many Shares they will tender, if any. It should be noted, however, that Salvatore L. Bando, President and Chief Executive Officer and a director of the Company, and David A. Geraldson, a director of the Company, have indicated that they will tender all of their Shares in the offer. These individuals are the only executive officer and directors that own shares of Preferred Stock.

        This offer is subject to the terms and to the conditions set forth in the Offer to Purchase dated August 15, 2007 and in the related Letter of Transmittal, both of which are enclosed herewith. Pursuant to the offer, shareholders who tender their Shares and receive payment for the Shares transfer to us their right to the tendered Shares and all dividends (including the dividend payable on October 1, 2007), distributions and rights paid in respect of the tendered Shares on or after Thursday, September 13, 2007.

        The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

        If you have any questions or need assistance tendering your Shares, please call the Information Agent, Georgeson Inc., toll-free at (866) 233-7772.

Sincerely,

/s/ Salvatore L. Bando

Salvatore L. Bando President and Chief Executive Officer